November 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Neothetics, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-199449)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on Wednesday November 19, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 490 copies of the Company’s Preliminary Prospectus dated November 10, 2014 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Piper Jaffray & Co.
Guggenheim Securities, LLC

As Representatives of the several Underwriters

By:	Piper Jaffray & Co.

	By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director

By:	Guggenheim Securities, LLC

	By:	/s/ Paul Friedman
	Name:	Paul Friedman
	Title:	Chief Operating Officer / Senior Managing Director

[Signature Page to Acceleration Request Letter]